Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement of Majesco Entertainment Company (the “Company”) on Form S-3 (No. 333-207564) to be filed on or about November 24, 2015 of our report dated January 29, 2015, on our audits of the consolidated financial statements as of October 31, 2014 and 2013 and for each of the years in the two-year period ended October 31, 2014, which report was included in the Annual Report on Form 10-K filed January 29, 2015.  Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3.

/s/ EisnerAmper LLP

Iselin, New Jersey
November 24, 2015